November 13,
2024

Paul Ciullo
Chief Financial Officer
Digihost Technology Inc.
18 King Street East Suite 902
Toronto, Ontario
Canada M5C 1C4

        Re: Digihost Technology Inc.
            Form 20-F for the Fiscal Year Ended December 31, 2023
            Response Letter dated August 30, 2024
            File No. 001-40527
Dear Paul Ciullo:

       We have reviewed your August 30, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March 4,
2024 letter.

Form 20-F for the Fiscal Year Ended December 31, 2023
General

1. In your comment letter responses 2, 8, 10 and 12 in your letter dated December 22,
       2023 and 1 and 4 in your letter dated August 30, 2024, you agreed to enhance certain disclosures in future filings. Based on review of your 20-F for the period ending
       December 31, 2023 filed September 16, 2024, we are unable to find the enhanced disclosures. Please confirm that you will revise your disclosures in future filings as agreed.
Consolidated Statements of Comprehensive Income (Loss), page F-3

2.     We note that revenue includes amounts from (i) digital currency mining,
(ii)
       colocation services, (iii) sale of electricity, and (iv) sale of energy. You present cost of
 November 13, 2024
Page 2

       digital currency mining and subtract that total amount from total revenue to determine your gross profit (loss) for each period. Please respond to the following:
           Tell us whether the cost of digital currency mining includes the costs related to your revenues from colocation services, sale of electricity, and sale of energy.
           If the related costs are included, tell us your consideration of revising the presentation to clearly reflect the nature of the costs included.
           If the related costs are not included, tell us why the costs are not included in your calculation of gross profit and explain how you considered IAS 1 in your presentation of gross profit.
Consolidated Statements of Cash Flows, page F-4

3. We note your response to prior comment 10 and are unable to agree. Please revise to classify cash payments for and cash receipts from the purchase and sale of intangibles and or digital assets as investing activities consistent with the requirements of IAS
       7.16 (a) and (b).
Note 2. Material Accounting Policies
Revenue Recognition, page F-9

4. We note that you received bitcoin from a mining operations agreement, colocation services agreements and electricity sales agreements. Please address the following with a view towards enhanced disclosures in future filings:
           Tell us where your mining operations agreement revenue is recognized in your statements of comprehensive income.
           Provide us with a summary of your colocation service and electricity sales agreements, including the rights and obligations of each party, and tell us the related amounts recognized in your financial statements.
           Tell us how revenues recognized of $1.7m and $3 million from colocation service and for electricity sales, respectively reconcile to the bitcoin received of $.2 million and $.5 million as disclosed in your digital asset rollforward on page F-18.
           Tell us how amounts under the terms of the colocation service and electricity sales agreement are determined and settled.
           We note you previously had lease and hosting agreements until February 2023.
           Explain to us the differences in the services you now provide under the mining operations agreement and colocation services and electricity sales agreements compared to prior lease and hosting agreements.
Digital Currencies, page F-10

5. In future filings please disclose the method used to compute gains and losses (for example, first-in first-out).
Note 3. Digital currencies, page F-18

6. We note your response to prior comment 7 and that as of June 27, 2024, miner lease agreements in place expired with no plans for the parties to pursue new agreements.
       Please address the following:
 November 13, 2024
Page 3

             You disclosed in a 6-K on March 5, 2024 that you had signed a multi-year hosting
           agreement with one of the world   s leading manufacturers of digital
currency
           mining servers. Tell us if this agreement was an extension of agreements and with parties in place during fiscal 2023.
             You disclosed in a 6-K on June 11, 2024, that you entered into a transformative profit-sharing agreement with a strategic partner, whereby
           Digihost will receive 60% of the daily Bitcoin mining rewards earned from the
           S21 Miners in exchange for providing the agreed upon capacity and electrical infrastructure support. Tell us if this agreement is an extension of agreements and with parties in place during fiscal 2023.

       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets